SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------
                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                              ANDERSEN GROUP, INC.
                                (Name of Issuer)

                              ANDERSEN GROUP, INC.
                      (Name of person(s) filing statement)

             10 1/2% Convertible Subordinated Debentures due 2002
                         (Title of class of securities)

                                   033501 AB3
                      (CUSIP number of class of securities)

                             Bernard F. Travers, III
              Assistant Secretary and Director of Law and Taxation
                              Andersen Group, Inc.
                             1280 Blue Hills Avenue
                          Bloomfield, Connecticut 06002
                                 (860) 242-0761
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                         the person(s) filing statement)

                                    copy to:
                             Richard A. Krantz, Esq.
                               Robinson & Cole LLP
                                Financial Centre
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 462-7500

                                 January 9, 1998
     (Date tender offer first published, sent or given to security holders)


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Item 1.           Security and Issuer.


         Item 1 of the Schedule 13E-4 of Andersen Group, Inc., as heretofore amended, is hereby supplemented by adding the following at the end thereof:

         Pursuant to the terms and conditions set forth in the Offering Circular and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), the Exchange Offer expired at 5:00 P.M., eastern standard time, on February 25, 1998. An aggregate of $4,311,000 in principal amount of the Company's 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures") were properly tendered to the Company.

         In exchange for $4,311,000 aggregate principal amount of the Company's Debentures properly tendered to the Company and accepted for exchange, the Company shall (i) issue $4,311,000 aggregate principal amount of its 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and (ii) make a cash payment of $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of Debentures properly tendered for exchange. The Company will cause the trustee for the New Debentures and the Exchange Agent to deliver the Cash Payment and the New Debentures, issued pursuant to the Exchange Offer, promptly.

         In addition, pursuant to the terms of the Exchange Offer, since at least 66 2/3% in aggregate principal amount of the outstanding Debentures were tendered for exchange pursuant to the Exchange Offer, the Company shall purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Exchange Offer at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption and has caused the indenture pursuant to which the Debentures were issued to be satisfied and discharged.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    Dated: March 10, 1998

                                                    ANDERSEN GROUP, INC.

                                                    By: /s/ Oliver R. Grace, Jr.
                                                        Oliver R. Grace, Jr.
                                                        President